UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50372

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TUOHY BROTHERS INVESTMENT RESEARCH, INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 POST ROAD EAST, SUITE 120
(No. and Street)

WESTPORT	CT	06880
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

BABAK B MOROVATI 203-353-7685
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CITRIN COOPERMAN & COMPANY, LLP
(Name – *if individual, state last, first, middle name*)

709 WESTCHESTER AVENUE	WHITE PLAINS	NY	10604
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, BABAK B MOROVATI _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
WILLIAMS TRADING, LLC _____ , as

of December 31 _____ , 20 18 _____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____


B. morovc

_____
Signature

Chief Financial Officer
_____
Title




_____
Notary Public   *Stacy Williams*

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WILLIAMS TRADING, LLC AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENT

WITH

WITH REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

YEAR ENDED DECEMBER 31, 2018

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

WILLIAMS TRADING, LLC AND SUBSIDIARIES

CONTENTS



CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Williams Trading, LLC and Subsidiaries

Opinion on the Financial Statement

We have audited the accompanying consolidated statement of financial condition of Williams Trading, LLC and Subsidiaries as of December 31, 2018, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Williams Trading, LLC and Subsidiaries as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Williams Trading, LLC and Subsidiaries' management. Our responsibility is to express an opinion on Williams Trading, LLC and Subsidiaries' financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Williams Trading, LLC and Subsidiaries in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as Williams Trading, LLC's auditor since 2015.
White Plains, New York
February 27, 2019

WILLIAMS TRADING, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

December 31, 2018

ASSETS		
Cash and cash equivalents	$	8,495,024
Cash restricted or segrgated under regulations		612,018
Receivables from clearing brokers, including clearing deposits of $2,000,000		3,896,930
Commissions and other receivables		468,786
Intangible assets, net		307,326
Property and equipment, net		60,545
Other assets		200,744
	$	14,041,373
LIABILITIES AND EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	1,662,721
Commitments and contingencies (Note 4)		
Equity		
Member's equity		13,158,684
Non-controlling interest		66,053
Accumulated other comprehensive loss		(846,085)
Total equity		12,378,652
	$	14,041,373

See accompanying notes to consolidated financial statement.

WILLIAMS TRADING, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENT

DECEMBER 31, 2018

1. Nature of business

Williams Trading, LLC ("Williams Trading") is a Connecticut limited liability company, formed in July 1997 and commenced operations in March 1998 as an approved broker-dealer. Williams Trading is registered as a broker-dealer with the Securities and Exchange Commission ("SEC"), the Financial Industry Regulatory Authority ("FINRA"), the NYSE ARCA Exchange ("NQX"), and the NASDAQ exchange.

Williams Trading's operations are also conducted through its wholly-owned and majority owned subsidiaries.

Williams Trading (UK) Limited ("Williams UK"), a wholly-owned subsidiary of Williams Trading, is an entity that is the majority owner (99%) of Williams Trading Europe, LLP ("Williams Europe"). Williams Europe commenced operations March 16, 2006, as a registered broker-dealer with the Financial Conduct Authority ("FCA") located in the United Kingdom.

Williams Trading, Williams UK, and Williams Europe execute trades with or on behalf of, and earn commissions from, managers of private investment funds ("clients") and also engages in the sales of private securities. The Company is authorized to engage in investment banking activities, however, no such activities were performed in the year ended December 31, 2018. The Company is authorized to do business as Williams Research Partners, however , this is only a subdivision of Williams Trading, not a separate operating entity and is used for marketing purposes only.

2. Summary of significant accounting policies

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of Williams Trading, Williams UK, and Williams Europe (collectively, the "Company"). All significant intercompany transactions and balances have been eliminated in consolidation.

Basis of Presentation

The consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America, ("GAAP").

Use of Estimates

The preparation of consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. In particular, estimates have been made in reference to the other investment valuations. Actual results could differ from those estimates.

Cash and Cash Equivalents

For purposes of the consolidated statement of cash flows, the Company considers all highly liquid investments with maturities of three months or less at acquisition to be cash equivalents.

3

2. Summary of significant accounting policies (continued)

Securities Owned, at Fair Value

Securities owned, which may consist of equity securities, corporate bonds, and options, are valued at market and unrealized gains and losses are reflected in revenues.

Receivables from Clearing Brokers and Commissions Receivable

The amounts receivable from broker and commissions receivable arise in the ordinary course of business and are pursuant to clearing agreements with the various clearing firms.

Revenue Recognition

Effective January 1, 2018, the Company adopted Accounting Standards Codification ("ASC") Topic 606, Revenue from Contracts with Customers ("ASC Topic 606"). The new revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The Company applied the modified retrospective method of adoption which resulted in no adjustment as of January 1, 2018. The new revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

Significant judgement is required to determine whether performance obligations are satisfied at a point in time over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Revenue Recognition, Commission of Publicly Traded Securities
The Company buys and sells publicly traded securities on behalf of its customers. There are no formal contracts outlining the number of shares or transaction price or commission terms, all of these are considered optional purchases. Each time a customer enters into a buy or sell transaction, the Company considers that a performance obligation and accordingly, charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

WILLIAMS TRADING, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENT

DECEMBER 31, 2018

---

2. Summary of significant accounting policies (continued)

Revenue Recognition, Commissions from Privately Traded Securities

The Company enters into agreements with private companies to sell their privately held securities on their behalf. Each time any portion of the shares, authorized to sell per the agreement, are made, the Company has met a performance obligation and charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. The Company uses an SEC approved private securities exchange to facilitate these trades.

Disaggregation of Revenue

All of the Company's 2018 revenues are consistent with the breakdown as presented in the Consolidated Statement of Comprehensive Income.

Research Fees

Research fees from individualized and customized research services is recorded in the Consolidated Statement of Comprehensive Income. The Company does not provide subscription services or advisory services and does not sell or provide any market data services. The Company does not have contracts with customers setting forth contractual fees or the frequency of payments for products or services. There are no contracts with customers for individualized and customized research services. Research fees are identified when the customer informs the Company of the intention to make a payment. The Company's clients determine the amount that they want to pay for individualized and customized research services. For research fees the period in which the parties have enforceable rights and obligations can only be determined when the customer informs the Company of the intention to make a payment for individualize and customized services.

Pursuant to ASC 606-10-25-3, when a contract has no fixed duration and can be terminated or modified by either party at any time without penalty, an entity should apply the revenue guidance to the period in which the parties have enforceable rights and obligations, unless a customer has a material right that extends beyond that period. Research services can be terminated at will by either the Company or the customer at any time without a termination penalty. The Company is a principal with respect to research fees as a result, The Company recognizes these revenues on a gross basis.

Property and Equipment and Intangible Assets

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Estimated Useful Life	Principal Method
Furniture and fixtures	3-5 years	Straight-line
Telecommunication and other equipment	3-5 years	Straight-line
Computer hardware and software	3-5 years	Straight-line
Leasehold improvements	Lease term	Straight-line
Intangible assets	5 years	Straight-line

WILLIAMS TRADING, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENT

DECEMBER 31, 2018

---

2. Summary of significant accounting policies (continued)

Impairment of Long-Lived Assets

In accordance with GAAP, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be fully recoverable. If an impairment indicator is present, the Company evaluates recoverability by a comparison of the carrying amount of the assets to future undiscounted net cash flows expected to be generated by the assets. If the assets are impaired, the impairment recognized is measured by the amount by which the carrying amount exceeds the estimated fair value of the assets. There was no impairment of long-lived assets recorded during the year ended December 31, 2018.

Foreign Currency Translation

Foreign currency transactions and the financial statements of Williams Trading's foreign subsidiaries are translated into U.S. dollars at prevailing or current rates respectively, except for revenues and expenses, which are translated at average currency rates during the reporting period. Exchange gains and losses resulting from foreign currency transactions are recognized currently. Gains and losses resulting from translation of financial statements are excluded from the consolidated statement of comprehensive income and are reported as a separate component of member's equity. The annual currency translation adjustment decreased total equity by $342,094 for the year ended December 31, 2018.

Income Taxes

The Company is a limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the member for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

At December 31, 2018, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination is subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits, as well as foreign tax audits.

Non-Controlling Interest

The third-party ownership interest in consolidated subsidiaries that are less than wholly owned are referred to as non-controlling interests. The portion of net income attributable to non-controlling interests for such subsidiaries is presented as net income applicable to non-controlling interests on the consolidated statement of comprehensive income, and the portion of equity of such subsidiaries is presented as non-controlling interests on the consolidated statement of financial condition and consolidated statement of changes in member's equity.

WILLIAMS TRADING, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENT

DECEMBER 31, 2018

---

2. Summary of significant accounting policies (continued)

Statement of Cash Flows

In November 2016, the FASB issued ASU 2016-18 which requires that amounts generally described as restricted cash be included with cash and cash equivalents when reconciling the beginning-of-period and end-of-period total amounts shown on the statement of cash flows. ASU 2016-18 does not provide a definition of restricted cash or restricted cash equivalents. The Company adopted ASU 2016-18 on January 1, 2018. The new guidance will only be applicable to amounts described by the Company as restricted cash. As a result of the adoption of ASU 2016-18, $1,246,497 of restricted cash was included in beginning of year cash, cash equivalents and restricted cash in the Company's statement of cash flow for the year ended December 31, 2018 and $612,018 of restricted cash was included in ending of year cash, cash equivalents and restricted cash in the Company's statement of cash flow for the year ended December 31, 2018.

3. Property and equipment and Intangible assets

Property and equipment consist of the following at December 31, 2018:

Furniture and fixtures	$	290,194
Telecommunication and other equipment		342,275
Computer hardware and software		1,612,361
Leasehold improvements		447,886
		2,692,716
Less accumulated depreciation and amortization		(2,632,171)
Property and equipment, net	$	60,545

Depreciation and amortization expense amounted to $39,510 for the year ended December 31, 2018.

Intangible assets as of December 31, 2018 were $324,555, less accumulated amortization of $17,229.

4. Commitments and contingencies

The Company is obligated under operating lease agreements in the United Kingdom and the United States for office space, which provides for aggregate future minimum rental payments.

Williams Trading and Williams Europe rent three separate office spaces under Tenancy at Will agreements. The existing Williams Trading agreement calls for monthly rental payments of approximately $15,000 per month for two office spaces or approximately $180,000 for the year ended December 31, 2018. The existing Williams Europe agreement calls for monthly rental payments of approximately $8,500 or approximately $102,000 for the year ended December 31, 2018.

WILLIAMS TRADING, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENT

DECEMBER 31, 2018

---

4. Commitments and contingencies (continued)

The combined future lease commitments are detailed as follows:

Year Ending December 31,		Amount
2019	$	284,507
2020		234,374
2021		162,400
2022		163,800
2023		163,800
Apr 2024		54,600
	$	1,063,481

For the year ended December 31, 2018, rent expense for the Company, not including other occupancy costs, was $282,905.

In the normal course of business, the Company may be party to various legal matters. Management of the Company, after consultation with legal counsel, believes that there were no legal matters that would have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

5. Net capital requirement

Williams Trading is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2018, Williams Trading's net capital was $5,585,536 which was $5,335,536 in excess of its minimum requirement of $250,000.

6. Off-balance sheet risk and concentration of credit risk

The Company is exposed to off-balance sheet risk of loss on unsettled transactions in the event that other counterparties are unable to fulfill their contractual obligations. The clearing operation for securities transactions are provided by two brokers. These brokers are members of major securities exchanges. At December 31, 2018, all of the securities owned and the amounts due from brokers reflected in the consolidated statement of financial condition are positions held by, and amounts due from, such brokers. Amounts due from brokers may be restricted to the extent that they serve as deposits for securities sold, not yet purchased. The Company is subject to credit risk should these brokers be unable to fulfill their obligations to return the Company's securities or repay amounts owed. The Company's receivables from brokers are comprised of the required aggregate clearing deposit of $2,000,000 as well as surplus cash held in reserve at the Company's clearing brokers.

Securities sold, but not yet purchased represent obligations of the Company to deliver the specific security at the contracted price and thereby create a liability to repurchase the security in the market at prevailing prices.

WILLIAMS TRADING, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENT

DECEMBER 31, 2018

---

6. Off-balance sheet risk and concentration of credit risk (continued)

Accordingly, these transactions result in off-balance sheet risk, as the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased may exceed the amount recognized in the consolidated statement of financial condition. Securities positions are monitored on a daily basis to minimize the risk of loss. As part of its trading strategy, the Company uses derivative financial instruments. Credit risk and market risk exist with respect to these instruments. There were no securities sold, but not yet purchased or derivative financial instruments at December 31, 2018.

The Company clears all of its securities transactions through the clearing brokers on a fully disclosed basis. Pursuant to the terms of the agreements between the Company and the clearing brokers, the clearing broker has the right to charge the Company for losses that result from a counterparty's failure to fulfill its contractual obligations. As the right to charge the Company has no maximum amount and applies to all trades executed through the clearing brokers, the Company believes there is no maximum amount assignable to this right. At December 31, 2018, the Company has recorded no liabilities with regard to the right. In addition, the Company has the right to pursue collection or performance from the counterparties who do not perform under their contractual obligations. The Company monitors the credit standing of the clearing brokers and all counterparties with which it conducts business.

In the normal course of business, the Company has receivables and payables for financial instruments sold to and purchased from brokers and dealers. The Company is exposed to risk of loss from the inability of these brokers and dealers to pay for or to deliver the financial instruments sold, in which case the Company would have to sell or purchase the financial instruments at the prevailing market prices. However, the Company mitigates risk by dealing with large NQX or FINRA member firms and through a variety of reporting and control procedures.

From time to time, the Company will maintain cash balances in a financial institution that may exceed the Federal Deposit Insurance Corporation ("FDIC") coverage of $250,000. The Company has not experienced any losses in such accounts and believes it is not subject to any significant credit risk on cash.

7. Retirement plan

Effective January 1, 2004, the Company's Money Purchase Pension Plan was merged into its 401(k) Profit-Sharing Plan (the "Plan"). The Plan is for the benefit of all eligible employees who may make voluntary contributions to the Plan that cannot exceed $18,500 per annum, subject to IRC regulations. Company contributions to the Plan are at the discretion of management. The Company contributed approximately $15,000 to the Plan during the year ended December 31, 2018.

8. Commission Recapture Transactions

During 2018, the Company entered into commission recapture arrangements with certain clients within the provisions of Rule 28(e) of the Securities and Exchange Act of 1934 (the "Exchange Act"). Section 28(e) of the Exchange Act establishes a safe harbor for money managers, which allows them to purchase research and brokerage services for clients using commission recaptures. Other clients, specifically hedge funds, may still participate in the commission recapture program pursuant to the guidelines established in their fund documents. Under the commission recapture program, the Company uses commissions to pay brokerage and research related expenses on behalf of clients. At December 31, 2018, the Company has an outstanding liability of approximately $610,000 included in accounts payable and accrued expenses on the consolidated statement of financial condition.

WILLIAMS TRADING, LLC AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENT

DECEMBER 31, 2018

---

8. Commission Recapture Transactions (continued)

The Company is holding a restricted cash account, in accordance with its FINRA membership agreement, of $612,018 which is related to proceeds from commission recapture transactions. The Company disburses this cash to third parties on behalf of its customers as it receives invoices for payments per commission recapture arrangements it has with its customers. This amount is included in cash restricted or segregated under regulations in the accompanying consolidated statement of financial condition.

9. Lease Accounting - ASC 842

In January 2016, the FASB issued ASU 2016-02, Topic 842, Leases. Also, in July 2018, the FASB issued ASU 2018-10, Codification Improvements to Leases. These standards require the recognition of lease assets and lease liabilities by lessees for those leases previously classified as operating leases under previous U.S. GAAP. The lease asset would reflect a right-to-use asset and the lease liability would reflect the present value of the future lease payments. ASU 2016-02 is effective for fiscal years beginning after December 15, 2018 and a modified retrospective transition approach is required where companies will have to recognize and measure leases at the beginning of the earliest period presented. The Company has performed an assessment of ASU 2016-02. As of January 1, 2019, the Company will record a right to use asset in the amount of $992,788, which will be offset by a liability in the amount of $992,788. There will be no material impact to the Company's net capital, as the right of use asset will be an allowable asset to the extent there is an offsetting lease obligation.